Exhibit 3.3
State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 08/02/2006
Filed 11:10 AM 08/02/2006
SRV 060724211 – 4178149 File

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
NP CAPITAL CORP

    The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

    FIRST: That at a meeting of the Board of Directors of NP Capital Corp (“Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for the consideration thereof. The resolution setting forth the proposed amendment is as follows:

    RESOLVED, that, having received consent from the shareholders witnessed by the shareholders vote, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered “Forth” so that, as amended, said Article shall be and read as follows:

    FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 6,000,000 shares of common stock, at $ .001 par value.

    SECOND: That, pursuant to resolution of its Board of Directors, a stockholders vote of said Corporation was carried out by written consent in accordance with Section 288 of the General Corporation Law of the State of Delaware, by which shareholder vote the necessary number of shares as required by statute were voted as in favor of the amendment.

    THIRD: That said amendment was duly adopted in accordance with the provisions od Section 242 of the General Corporation Law of the State of Delaware.

    IN THE WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 21st  day of July, 2006.

     PAUL COX. PRE